UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number         001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-    Not Applicable                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 15th July 2009	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 15th July 2009 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about the Outcome of Annual General Meeting of the Bank held on 14th July, 2009.

15th July, 2009

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re : Outcome of 15th Annual General Meeting

We wish to inform you that the shareholders of the Bank at the 15th Annual General Meeting held on 14th July 2009 have approved the following items of business:

1.	Adoption of the audited Balance Sheet and Profit and Loss Account for the year ended 31st March 2009 and the reports of the Directors and the Auditors thereon.

2.	Declaration of dividend at the rate of 100% (i.e INR 10/- per share).

3.	Re-appointment of Mr. Arvind Pande and Mr. Ashim Samanta, retiring by rotation, as Directors.

4.	Re-appointment of M/s. Haribhakti & Co., Chartered Accountants as the Statutory Auditors of the Bank for the year 2009-2010.

5.	Revision in the remuneration of Mr. Aditya Puri as a Managing Director of the Bank with effect from 1st April 2009 subject to the approval of Reserve Bank of India.

6.	Re-appointment of Mr. Jagdish Capoor as part time Chairman of the Bank with effect from 6th July 2009 and revision in his remuneration and perquisites as approved by the Reserve Bank of India.

7.	Extension of exercise period in respect of options granted under various ESOS schemes and modification of the terms relating to exercise of options granted by erstwhile Centurion Bank of Punjab.

Mr. Ramjilal Choudhary, a shareholder proposed himself as a candidate for directorship of the Bank under Section 257 of the Indian Companies Act, 1956. The said proposal was rejected by the shareholders.

This is for your information and record.

Thanking You,

Yours faithfully,

For HDFC Bank Limited

Sd/-

N. E. Venkitakrishnan Dy. Vice President

(Legal & Secretarial)